EXHIBIT 12

Federal Home Loan Bank of Boston

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings
Income before assessments	$177,187	$121,994	$124,628	$103,173	$156,236
Fixed charges	1,608,814	964,484	1,020,447	1,212,801	1,734,195
Income before assessments and fixed charges	1,786,001	1,086,478	1,145,075	1,315,974	1,890,431
Fixed Charges
Interest expense	1,607,602	963,299	1,019,216	1,211,715	1,733,509
1/3 of net rent expense (1)	1,212	1,185	1,231	1,086	686
Total fixed charges	$1,608,814	$964,484	$1,020,447	$1,212,801	$1,734,195
Ratio of earnings to fixed charges	1.11	1.13	1.12	1.09	1.09

(1)          Represents an estimated interest factor.